SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 6, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “PLDT wins SuperBrands 2004 Award”.

6 May 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of the press release entitled “PLDT wins SuperBrands 2004 Award”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

FDM:csm

6 May 2004

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of the press release entitled “PLDT wins SuperBrands 2004 Award”.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

FDM:csm

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	CURRENT REPORT UNDER THE SECURITIES REGULATION CODE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,205,655 As of April 9, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

-----------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  6 May 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of the press release entitled “PLDT wins SuperBrands 2004 Award”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Asst. Corporate Secretary

Date: 6 May 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT wins SuperBrands 2004 Award

MANILA, Philippines, May 6, 2004 – Philippine Long Distance Telephone Co. recently bagged the Reader’s Digest SuperBrands 2004 Platinum Award for being the most trusted and preferred brand for telecommunications services in the country.

“We are very honored to have this award. It only shows that Filipino consumers believe in our products and services and that PLDT satisfies customers’ communications needs,” said PLDT President and CEO Napoleon L. Nazareno.

The awardees were determined through a survey conducted by Reader’s Digest across 41 different product categories in six key Asian markets, namely, Hong Kong, Malaysia, Singapore, Taiwan, Thailand and the Philippines.

Simon Cholmeley, Reader’s Digest Regional Advertising Director, said this survey could be a valuable reference tool for consumers and marketers throughout Asia.

“To become a SuperBrand, the brand should have top of mind awareness, that’s always. But there are other criteria that include quality, value, strong image, trustworthiness and understanding of customer needs. The Reader’s Digest SuperBrands survey measures all of these criteria. It is the readers who determine the SuperBrand,” he said during the recent awarding ceremonies for the winners in the Philippines.

Raul Alvarez, PLDT Center Head for Marketing Services, said this award would spur PLDT to continue innovating and providing excellent services.

“We’d like to reiterate our commitment to strive harder to give customers the best service. Surveys and awards like this serve as a sign that we are heading towards the right direction in achieving our goal,” he said.

The survey was conducted via mailed questionnaires plus telephone survey, handled by Nielsen Media Research. A total of 6,000 valid responses were analyzed, 1,000 for each country.

Respondents were asked to name, unprompted, their most preferred brand for each category, then rate that brand on a scale of 1 to 5 for five key attributes: quality, value, trustworthiness, strong image and understanding of customer needs. A score was then calculated for each mentioned brand to serve as a yardstick for identifying the SuperBrands. Quantitative and qualitative data were used to determine the winners.

Because PLDT achieved a score three times that of the nearest brand and had an average quality rating of more than 4 on a scale of 1 to 5, it was awarded the Platinum Award.

The PLDT Group also recently obtained six awards from two leading international finance magazines for its achievements in overall management, corporate governance, financial administration and investor relations.

PLDT/Smart was chosen as the Best Managed Company and the Best in Investor Relations in the Philippines by FinanceAsia in its 2004 Asia’s Best Companies Poll where 424 fund managers, portfolio managers, equity investors and research analysts ranked companies in Asia. PLDT/Smart also placed 2nd for Best in Corporate Governance in the country.

PLDT has also been chosen by investors worldwide as the best-managed company in the Philippines in a recent survey by Asiamoney, one of Asia’s most influential financial magazines. Some 201 investors from 180 institutions worldwide participated in Asiamoney’s 2003 survey that ranked Asia’s leading listed companies.

XXX

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Menardo G. Jimenez Jr.

First Vice President, Media and Corporate Communications

Tel. No. 8168468

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Date: May 6, 2004